UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on February 28, 2023, reporting the Company’s results for the fourth quarter and twelve months ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: March 1, 2023	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

INTERIM FINANCIAL INFORMATION

FRONTLINE PLC

FOURTH QUARTER 2022

28 February 2023

FRONTLINE PLC REPORTS RESULTS FOR THE FOURTH QUARTER ENDED DECEMBER 31, 2022

Frontline plc (the “Company” or “Frontline”), today reported unaudited results for the three and twelve months ended December 31, 2022:

Highlights

•	Highest quarterly net income since the second quarter of 2008 of $240.0 million, or $1.08 per basic and diluted share for the fourth quarter of 2022.
•	Adjusted net income of $215.5 million, or $0.97 per basic and diluted share for the fourth quarter of 2022.
•	Declared a cash dividend of $0.30 per share for the third quarter of 2022 and a cash dividend of $0.77 per share for the fourth quarter of 2022.
•	Reported total operating revenues of $530.1 million for the fourth quarter of 2022.
•	Reported spot TCEs for VLCCs, Suezmax tankers and LR2/Aframax tankers in the fourth quarter of 2022 were
$63,200, $57,900 (highest since the third quarter of 2008) and $58,800 (an all-time high) per day, respectively.
•
For the first quarter of 2023, we estimate spot TCE on a load-to-discharge basis of $58,300 contracted for 87% of vessel days for VLCCs, $72,400 contracted for 77% of vessel days for Suezmax tankers and $63,900 contracted for 68% of vessel days for LR2/Aframax tankers.

•
Sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for aggregate gross proceeds of approximately $100.5 million. After repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $63.8 million.

•	Took delivery of the three remaining VLCC newbuildings from Hyundai Heavy Industries (“HHI”): Front Gaula in October 2022, and Front Orkla and Front Tyne in January 2023.
•
Terminated the Combination Agreement with Euronav on January 9, 2023 and received from Euronav an emergency arbitration request for urgent interim and conservatory measures on January 17, 2023, which was fully dismissed by the Emergency Arbitrator on February 7, 2023.

•	Received from Euronav an arbitration request for proceedings on the merits of the termination on January 28, 2023.
•	Repaid $60.0 million of its $275.0 million senior unsecured revolving credit facility in February 2023.

Lars H. Barstad, Chief Executive Officer of Frontline Management AS, commented:

“The fourth quarter of 2022 may have given us a preview of the years to come in the tanker market as Frontline posts its best quarterly result in more than 14 years. With Chinese demand returning in earnest, the VLCC market also kicked into action during the fourth quarter and Frontline reaped the full benefits of its lean and efficient operations with all asset classes generating solid shareholder returns.

Overall freight demand continues to be positively affected by expanding trade lanes caused by Russian sanctions and the price cap on product exports that kicked in on the 5th of February. We should not forget this is all happening against the backdrop of an ageing fleet, dwindling orderbooks and unprecedented lead-times to new tonnage supply providing further support for the markets.”

Inger M. Klemp, Chief Financial Officer of Frontline Management AS, added:

“We expect to refinance a term loan facility with total balloon payment of $80.1 million due in August 2023 prior to maturity, leaving the Company with no material maturities until 2024. Our strong cash flow in the second half of 2022 enables us to return $238.2 million to our shareholders in cash dividends. Considering that asset values are moving ahead of earnings fundamentals, we believe the best capital allocation of the net proceeds from the sale of the two 2009 built vessels is to repay our $275.0 million senior unsecured revolving credit facility and have repaid
$60.0 million in February 2023, reducing the amount outstanding to $149.7 million.”

Average daily time charter equivalents ("TCEs")1

($ per day)			Spot TCE				Spot TCE estimates	% Covered	Estimated average daily cash breakeven rates
	2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	2021	Q1 2023		2023
VLCC	31,300	63,200	25,000	16,400	15,700	15,300	58,300	87%	27,000
Suezmax	37,100	57,900	41,100	26,500	16,900	12,000	72,400	77%	21,500
LR2 / Aframax	38,500	58,800	40,200	38,600	19,000	11,800	63,900	68%	17,600

We expect the spot TCEs for the full first quarter of 2023 to be lower than the TCEs currently contracted, due to the impact of ballast days at the end of the fourth quarter. The number of ballast days at the end of the fourth quarter was 322 for VLCCs, 428 for Suezmax tankers and 174 for LR2/Aframax tankers.

Fourth Quarter 2022 Results

The Company reports net income of $240.0 million for the quarter ended December 31, 2022, compared with net income of $154.4 million in the previous quarter. The adjusted net income2 was $215.5 million for the fourth quarter of 2022 compared with adjusted net income of $82.9 million in the previous quarter. The adjustments in the fourth quarter of 2022 consist of a $23.0 million gain on marketable securities, $2.6 million share of results of associated companies, and a $1.1 million unrealized loss on derivatives. The increase in adjusted net income from the previous quarter was primarily due to an increase in our time charter equivalent earnings from $204.7 million in the previous quarter to $351.6 million in the current quarter, due to higher TCE rates, partially offset by a general increase in expenses.

1 This press release describes Time Charter Equivalent earnings and related per day amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a full description of the measures and reconciliation to the nearest GAAP measure.
2 This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). See Appendix 1 for a reconciliation to the nearest GAAP measure.

Tanker Market Update

Global oil consumption averaged 99.7 million barrels per day ("mbpd") in the fourth quarter of 2022 according to the Energy Information Administration (“EIA”), 0.7 mbpd lower than the previous quarter. Europe represented the largest fall in apparent consumption, likely due to an unusually warm fourth quarter, whilst China was the largest contributor to consumption growth. Global oil supply increased by 0.6 mbpd during the fourth quarter, averaging
101.4 mbpd. According to the EIA global inventories have been building during the quarter by an average of 1.7 mbpd, putting pressure on oil prices during the period.

The sanctions on Russia continue to affect both the oil and the tanker markets. On December 5, 2022, a price cap of $60 per barrel announced by the G7 countries came into effect, further limiting the flow of Russian crude to the EU, however, the impact from price cap regulation has been muted. There has been a gradual implementation of sanctions since Russia invaded Ukraine in addition to a growing degree of self-sanctioning, this had already redirected a significant share of Russian exports away from Europe. According to industry sources Russian shipments of crude and fuel oil from the Baltic and Black Sea to Europe and US gradually fell from 4mbpd in February 2022 to 1.8 mbpd in December 2022. Russian exports have remained stable throughout the period, indicating a significant rise in volumes sailing to destinations further afield like Latin America, the Middle East and Asia. On February 5, 2023, the second iteration of G7 price cap regulations came into force for refined product exports. Although in total volume, the impact is less, Russian exports of products to Europe have not reduced to the same degree ahead of the effective date, meaning the impact post February 5 this year may be material. There is a 55-day grace period for cargoes loaded prior to February 5, so the full effect will be seen over the coming months.

Despite improving fundamentals and strong tanker markets in the second half of 2022, new ordering of tanker tonnage in dwt terms was the lowest reported in 27 years. There is a marginal number of available berths being discussed for late 2025 delivery, predominantly in China, but to compensate for the growing numbers of vessels reaching 20 years of age over the next years, one needs to look to 2026. This continues to be the fundamental reason one may remain positive for tankers for the years to come. During the fourth quarter of 2022 only two newbuilding orders were reported for VLCCs, two for LR2 tankers and none for Suezmax tankers according to industry sources. At the end of the year the orderbook stood at 3.1% of the existing fleet for VLCCs, 1.7% for Suezmax tankers and 13% for LR2 tankers. For tankers we are now facing negative fleet growth in 2024 according to industry sources, last time this occurred was in 2002. At the same time the EIA expect global oil demand to rise by 5.9 mbpd over the same period. China is expected to be the largest contributor to demand growth, whilst over 80% of new production is expected to come from the US, implying growing distances between supply and demand growth.

The Fleet

As of December 31, 2022, the Company’s fleet consisted of 70 vessels, with an aggregate capacity of approximately
13.1 million DWT:

(i)	66 vessels owned by the Company (21 VLCCs, 27 Suezmax tankers, 18 LR2/Aframax tankers);
(ii)	four vessels that are under the Company’s commercial management (two Suezmax tankers and two Aframax tankers)

The Company took delivery of the two remaining VLCC newbuildings, Front Orkla and Front Tyne in January 2023.

In August 2019, the Company entered into fixed rate time charter-out contracts for five Suezmax tankers to a subsidiary of Trafigura Group Pte Ltd ("Trafigura") on three-year time charters, at a daily base rate of $28,400 with a 50% profit share above the base rate. The Suezmax tankers were redelivered upon completion of the time charters in July to October 2022.

In August and September 2022, the Company entered into two fixed rate time charter-out contracts for two LR2/Aframax tankers to third parties on a three-year time charter, at a daily base rate of $31,500 and $34,500, respectively.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $63.8 million, and the Company expects to record a gain on sale of approximately $10.0 million and $2.0 million, respectively, in the first quarter of 2023.

As of December 31, 2022, the Company’s owned fleet included 40 scrubber fitted vessels (17 VLCCs, 19 Suezmax tankers and four LR2/Aframax tankers). Additional scrubber installations are planned on two owned VLCCs in 2023. Following these scrubber installations, including the delivery of two scrubber-fitted vessels under our newbuilding program in January 2023 and the sale of two vessels with scrubbers in January and February 2023, 64% of our fleet will have scrubbers installed.

Newbuilding Program

As of December 31, 2022, the Company’s newbuilding program consisted of two scrubber-fitted VLCCs, Front Orkla and Front Tyne which were delivered in January 2023.

As of December 31, 2022, total installments of $45.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments of $144.8 million were paid in the first quarter of 2023, of which $130.0 million was financed by committed term loan facilities.

Corporate Update

At a Special General Meeting on December 20, 2022, the Company's shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation are the same as Frontline plc immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation are the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation. On December 30, 2022, the Registrar of Companies and Official Receiver of the Republic of Cyprus has issued a temporary redomiciliation certificate, and the Redomiciliation has therefore taken effect.

At the same meeting, the Company's shareholders approved an increase of Frontline’s authorized share capital from $500,000,000 (divided into 500,000,000 ordinary shares, par value $1.00), to $600,000,000 (divided into 600,000,000 ordinary shares, par value $1.00), by the creation of an additional 100,000,000 ordinary shares, par value $1.00, with such newly created ordinary shares to be of the same category and have the same rights and to rank pari passu with the existing ordinary shares in all respects.

In January 2023 the Company terminated the Combination Agreement with Euronav NV (“Euronav”) in accordance with the provisions of the Agreement. On January 18, 2023, Frontline received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023, the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by Frontline.

On January 28, 2023, Frontline received from Euronav an arbitration request for proceedings on the merits of the termination. Frontline is currently analyzing this request with its legal advisors. Frontline once again confirms that its decision to terminate the combination agreement was entirely lawful.

Pursuant to the Company’s stated dividend policy, the Board of Directors declared a dividend of $0.30 per share for the third quarter of 2022 and a dividend of $0.77 per share for the fourth quarter of 2022. The record date for the two dividends will be March 16, 2023. The ex-dividend date is expected to be March 15, 2023, and the two dividends will be paid on or about March 31, 2023.

The Company had 222,622,889 ordinary shares outstanding as of December 31, 2022. The weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings per share for the fourth quarter of 2022 was 222,622,889.

Financing Update

In October 2022, the Company drew down $65.0 million under its senior secured term loan facility with ABN AMRO Bank N.V to partially finance the delivery of the 2022 built VLCC Front Gaula. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in October 2022.

In November 2022, the Company extended its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen Holding Ltd. (“Hemen”), the Company’s largest shareholder, by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery of the 2023 built VLCC Front Orkla. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery of the 2023 built VLCC Front Tyne. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

ESG Update

The Company has published its 2021 ESG report, which may be found on its website at https://www.frontline.bm/about-frontline-ltd/environmental-social-governance-esg/. The information on the Company’s website is not incorporated by reference into this document. The 2021 ESG Report is the Company’s fourth comprehensive and stand-alone sustainability report, which provides an opportunity to reflect on the Company’s Environmental, Social and Governance (“ESG”) journey thus far and look ahead to the challenges and opportunities we face in the short and long-term in respect of ESG issues. In the past, environmental issues have dominated ESG discussions in the shipping industry. However, the COVID-19 pandemic and ever-increasing regulatory environment have resulted in a more balanced sustainability landscape. Identifying and addressing ESG risks and opportunities are at the core of Frontline’s business strategy.

Our response to the acute challenges we have faced in recent years, most notably the COVID-19 pandemic and IMO regulations, is testimony to the resilience and agility of the sustainability framework we have implemented and our ability to not only overcome such challenges but thrive when doing so. Balancing the interests and expectations of all our stakeholders, including investors, analysts, employees, customers, suppliers, and communities is never easy but we believe our sustainability strategy is key to striking this balance and creating long-term value.

Conference Call and Webcast

On February 28, 2023, at 9:00 A.M. ET (3:00 P.M. CET), the Company's management will host a conference call to discuss the results.

Presentation materials and a webcast of the conference call may be accessed on the Company’s website, www.frontlineplc.cy, under the ‘Webcast’ link. The link can also be accessed here.

Telephone conference:
Participants are required to register in advance of the conference using the link provided below. Upon registering, each participant will be provided with Participant Dial In Numbers, and a unique Personal PIN.

In the 10 minutes prior to call start time, participants will need to use the conference access information provided in the e-mail received at the point of registering. Participants may also use the call me feature instead of dialing the nearest dial in number.

Online Registration to the call may be accessed via the following link:

Online registration

A replay of the conference call will be available following the live call. Please use below link to access the webcast:

Replay of conference call

None of the information contained in or that forms a part of the Company’s conference calls, website or audio webcasts is part of this release.

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Frontline plc and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance and are not intended to give any assurance as to future results. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the supply and demand for vessels comparable to ours, changes in worldwide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, dry docking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, our ability to obtain financing and comply with the restrictions and other covenants in our financing arrangements, availability of skilled workers and the related labor costs, compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies, general economic conditions and conditions in the oil industry, effects of new products and new technology in our industry, the failure of counter parties to fully perform their contracts with us, our dependence on key personnel, adequacy of insurance coverage, our ability to obtain indemnities from customers, changes in laws, treaties or regulations, the volatility of the price of our ordinary shares; our incorporation under the laws of Cyprus and the different rights to relief that may be available compared to other countries, including the United States, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, environmental factors, political events, public health threats, international hostilities including the ongoing developments in the Ukraine region, acts by terrorists or acts of piracy on ocean-going vessels, the length and severity of epidemics and pandemics, including the ongoing global outbreak of the novel coronavirus ("COVID-19"), and their impacts on the demand for seaborne transportation of petroleum products, the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies, the impact of port or canal congestion and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are no guarantee of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

The Board of Directors
Frontline plc
Limassol, Cyprus
February 27, 2023

Ola Lorentzon - Chairman and Director
John Fredriksen - Director
Ole B. Hjertaker - Director
James O'Shaughnessy - Director
Steen Jakobsen - Director
Marios Demetriades - Director

Questions should be directed to:

Lars H. Barstad: Chief Executive Officer, Frontline Management AS
+47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 00

INTERIM FINANCIAL INFORMATION

FOURTH QUARTER 2022

Index

CONDENSED CONSOLIDATED INCOME STATEMENTS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS(UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

2021 Oct-Dec	2022 Oct-Dec	CONDENSED CONSOLIDATED INCOME STATEMENT (in thousands of $, except per share data)	2022 Jan-Dec	2021 Jan-Dec
213,546	530,141	Total operating revenues	1,430,208	749,381
4,482	451	Other operating gain	9,477	5,893
112,890	177,295	Voyage expenses and commission	605,544	392,697
(991)	—	Contingent rental income	(623)	(3,606)
41,902	49,482	Ship operating expenses	193,014	175,607
102	—	Charter hire expenses	—	2,695
7,107	18,393	Administrative expenses	48,300	27,891
38,586	39,034	Depreciation	150,650	147,774
199,596	284,204	Total operating expenses	996,885	743,058
18,432	246,388	Net operating income	442,800	12,216
10	1,077	Interest income	1,463	119
(16,801)	(35,857)	Interest expense	(98,712)	(61,435)
(457)	23,023	Gain (loss) on marketable securities	58,359	7,677
—	2,632	Share of results of associated company	14,243	(724)
85	20	Foreign currency exchange gain (loss)	16	(116)
5,305	2,581	Gain on derivatives	53,623	17,509
17,866	372	Other non-operating items	1,338	18,239
24,440	240,236	Net income (loss) before income taxes	473,130	(6,515)
(4,657)	(202)	Income tax expense	(412)	(4,633)
19,783	240,034	Net income (loss)	472,718	(11,148)
$0.10	$1.08	Basic earnings (loss) per share	$2.21	$(0.06)
$0.10	$1.08	Diluted earnings (loss) per share	$2.21	$(0.06)

2021 Oct-Dec	2022 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (in thousands of $)	2022 Jan-Dec	2021 Jan-Dec
19,783	240,034	Net income (loss)	472,718	(11,148)
86	(42)	Foreign currency exchange gain (loss)	226	28
86	(42)	Other comprehensive income (loss)	226	28
19,869	239,992	Comprehensive income (loss)	472,944	(11,120)

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

CONDENSED CONSOLIDATED BALANCE SHEETS	Dec 31 2022	Dec 31 2021
ASSETS
Current assets
Cash and cash equivalents	254,525	113,073
Marketable securities	236,281	2,435
Other current assets	390,244	217,237
Total current assets	881,050	332,745
Non-current assets
Newbuildings	47,991	130,633
Vessels and equipment, net	3,658,334	3,477,801
Vessels under finance lease, net	—	44,880
Right of use assets under operating leases	3,108	3,914
Goodwill	112,452	112,452
Investment in associated company	16,302	555
Loan notes receivable	1,388	1,388
Other long-term assets	55,500	12,730
Total non-current assets	3,895,075	3,784,353
Total assets	4,776,125	4,117,098
LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	258,355	189,286
Current portion of obligations under finance lease	—	7,601
Current portion of obligations under operating lease	1,024	1,122
Other current liabilities	132,280	94,666
Total current liabilities	391,659	292,675
Non-current liabilities
Long-term debt	2,112,460	2,126,910
Obligations under finance lease	—	40,865
Obligations under operating lease	2,372	3,114
Other long-term liabilities	2,053	992
Total non-current liabilities	2,116,885	2,171,881
Commitments and contingencies
Equity
Frontline plc equity	2,268,053	1,653,014
Non-controlling interest	(472)	(472)
Total equity	2,267,581	1,652,542
Total liabilities and equity	4,776,125	4,117,098

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

2021 Oct-Dec	2022 Oct-Dec	CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands of $)	2022 Jan-Dec	2021 Jan-Dec
		OPERATING ACTIVITIES
19,783	240,034	Net income (loss)	472,718	(11,148)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities:
40,055	40,492	Depreciation and amortization of deferred charges	156,203	152,981
(5,058)	22	Gain on sale of vessels and equipment	(6,033)	(5,058)
—	—	Loss on finance lease termination	431	—
(1,272)	—	Amortization of acquired time charters	(2,806)	(5,045)
(992)	—	Contingent rental (income) expense	(624)	(3,607)
457	(23,023)	(Gain) loss on marketable securities	(58,359)	(7,677)
—	(2,632)	Share of results of associated company	(14,243)	724
(6,730)	1,116	Unrealized (Gain) loss on derivatives	(49,992)	(23,262)
338	3,396	Other, net	5,600	432
(21,343)	(39,653)	Change in operating assets and liabilities	(132,000)	(35,408)
25,238	219,752	Net cash provided by operating activities	370,895	62,932
		INVESTING ACTIVITIES
(225,570)	(79,254)	Additions to newbuildings, vessels and equipment	(317,965)	(462,400)
80,000	—	Proceeds from sale of vessels and equipment	80,000	80,000
—	—	Investment in associated company	(1,505)	—
2,812	—	Net cash inflow on sale of subsidiary	—	5,625
—	—	Marketable securities acquired	—	(357)
—	—	Proceeds from sale of marketable securities	—	14,074
(142,758)	(79,254)	Net cash used in investing activities	(239,470)	(363,058)
		FINANCING ACTIVITIES
150,422	99,815	Proceeds from debt	651,248	403,868
(87,708)	(79,280)	Repayment of debt	(597,826)	(219,521)
(1,016)	—	Repayment of finance leases	(1,197)	(5,194)
51,763	—	Net proceeds from issuance of shares	—	52,447
—	—	Finance lease termination payments	(4,456)	—
(4,925)	(471)	Debt fees paid	(4,349)	(8,050)
—	(33,393)	Dividends paid	(33,393)	—
108,536	(13,329)	Net cash provided by (used in) financing activities	10,027	223,550
(8,984)	127,169	Net change in cash and cash equivalents and restricted cash	141,452	(76,576)
122,057	127,356	Cash and cash equivalents and restricted cash at start of period	113,073	189,649
113,073	254,525	Cash and cash equivalents and restricted cash at end of period	254,525	113,073

FRONTLINE PLC CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	2022 Jan-Dec	2021 Jan-Dec
NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	203,530,979	197,692,321
Shares issued	19,091,910	5,838,658
Balance at end of period	222,622,889	203,530,979
SHARE CAPITAL
Balance at beginning of period	203,531	197,692
Shares issued	19,092	5,839
Balance at end of period	222,623	203,531
ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	448,291	402,021
Stock compensation expense	—	(338)
Shares issued	156,396	—
Balance at end of period	604,687	448,291
CONTRIBUTED SURPLUS	1,004,094	1,004,094
Balance at beginning of period
Balance at end of period	1,004,094	1,004,094
ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance at beginning of period	228	200
Other comprehensive income	226	28
Balance at end of period	454	228
RETAINED EARNINGS (DEFICIT)
Balance at beginning of period	(3,130)	8,018
Net income (loss)	472,718	(11,148)
Cash dividends	(33,393)	—
Balance at end of period	436,195	(3,130)

EQUITY ATTRIBUTABLE TO THE COMPANY	2,268,053	1,653,014
NON-CONTROLLING INTEREST	(472)	(472)
Balance at beginning of period
Balance at end of period	(472)	(472)
TOTAL EQUITY	2,267,581	1,652,542

FRONTLINE PLC
SELECTED NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline plc is a Cyprus based shipping company engaged primarily in the ownership and operation of oil tankers and product tankers. The Company’s ordinary shares are listed on the New York Stock Exchange and the Oslo Stock Exchange.

At a Special General Meeting on December 20, 2022, the Company's shareholders agreed to redomicile the Company to the Republic of Cyprus under the name of Frontline plc (the “Redomiciliation”). The business, assets and liabilities of Frontline Ltd. and its subsidiaries prior to the Redomiciliation are the same as Frontline plc (the "Company" or "Frontline") immediately after the Redomiciliation on a consolidated basis, as well as its fiscal year. In addition, the directors and executive officers of the Frontline plc immediately after the Redomiciliation are the same individuals who were directors and executive officers, respectively, of Frontline Ltd. immediately prior to the Redomiciliation. On December 30, 2022, the Registrar of Companies and Official Receiver of the Republic of Cyprus has issued a temporary redomiciliation certificate, and the Redomiciliation has therefore taken effect.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements included herein are stated in accordance with accounting principles generally accepted in the United States (“US GAAP”). The condensed consolidated financial statements do not include all of the disclosures required in the annual and interim consolidated financial statements, and should be read in conjunction with the Company’s annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 17, 2022.

The Company expects to adopt International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board in its annual financial statements included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, together with the comparative period ended December 31, 2021.

As a result of the adoption, the Company expects certain differences in recognition, measurement, presentation and disclosure requirements as compared to US GAAP. In addition, IFRS 1 (First-Time Adoption of International Financial Reporting Standards) allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Company expects to avail itself of certain of these exemptions. The Company is in the process of evaluating the impact of the adoption of IFRS on its consolidated financial statements and related disclosures. Based on the analysis thus far, the Company expects to change its policy with respect to the treatment of drydocking costs. Our vessels are required by their respective classification societies to go through a drydock at regular intervals. In general, vessels below the age of 15 years are docked every five years and vessels older than 15 years are docked every 2-1/2 years. Unlike Frontline's current accounting policy whereby such costs are expensed as incurred, IFRS requires significant components of property, plant and equipment with differing depreciation methods or lives to be depreciated separately. Under IFRS, major inspection or overhaul costs, such as dry docking, should be identified and accounted for as a separate component if the component is used over more than one reporting period. When drydocking is performed, the carrying amount of the component that is replaced by a new component is derecognized. The change in relation to the above will be applied retrospectively. The aforementioned is not intended to be complete overview of the differences expected to arise as a result of the adoption of IFRS and is provided for informational purposes only.

Separately, the Company reviews estimated useful lives and residual values each year. Estimated useful lives may change due to changed end user requirements, costs related to maintenance and upgrades, technological development and competition as well as industry, environmental and legal requirements. As of December 31, 2022, the Company has revised the estimated useful life of its vessels from 25 years to 20 years as a result of its analysis of the aforementioned factors. This change in estimate will be applied prospectively from January 1, 2023 and will not result in any restatement to the current or prior year consolidated financial statements. Based on the Frontline fleet as of December 31, 2022, adjusted for the sale of Front Eminence and Front Balder, the change in estimated useful life is expected to increase depreciation expense by approximately $59 million for the year ended December 31, 2023. The change in estimate is unrelated to the adoption of IFRS.

Significant accounting policies
The accounting policies adopted in the preparation of these condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2021.

3.	EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2022 Jan-Dec	2021 Jan-Dec
Net income (loss)	472,718	(11,148)
(in thousands)
Weighted average number of ordinary shares	214,011	198,965
Denominator for diluted earnings per share	214,011	198,965

As of December 31, 2022, the Company had an issued share capital of $222,622,889 divided into 222,622,889 ordinary shares (December 31, 2021: $203,530,979 divided into 203,530,979 ordinary shares) of $1.00 par value each.

4.	OTHER OPERATING GAINS

In November 2021, Frontline announced that it had entered into an agreement to sell four of its scrubber fitted LR2 tankers built in 2014 and 2015 for an aggregate sale price of $160.0 million to SFL Tanker Holding Ltd., a company related to Hemen. Two vessels were delivered to the new owners in December 2021 and the remaining two vessels were delivered to the new owners in January 2022. After repayment of debt on the vessels, the transaction generated total net cash proceeds of $68.6 million, with net cash proceeds of $35.1 million recorded in the first quarter of 2022. The Company recorded a gain on sale in relation to the first two vessels of $5.1 million in the fourth quarter of 2021 and a gain of $6.1 million in the first quarter of 2022.

In April 2022, the Company announced that its subsidiary Frontline Shipping Limited had agreed with SFL Corporation Ltd. (“SFL”) to terminate the long-term charters for the 2004-built VLCCs, Front Force and Front Energy, upon the sale and delivery of the vessels by SFL to an unrelated third party. Frontline agreed to a total compensation payment to SFL of $4.5 million for the termination of the current charters. The charters terminated and the vessels were delivered to the new owners in April 2022. The Company recorded a loss on termination of $0.4 million, including the termination payment, in the second quarter of 2022.

5.	NEWBUILDINGS

The Company took delivery of the VLCC newbuildings, Front Alta, Front Tweed, Front Tana, and Front Gaula from HHI, in April, June, August, and October 2022, respectively.

As of December 31, 2022, the Company’s newbuilding program consisted of two scrubber-fitted VLCCs, Front Orkla and Front Tyne, which were delivered in January 2023.

As of December 31, 2022, total installments of $45.1 million had been paid in connection with the Company’s remaining newbuilding program, and remaining commitments of $144.8 million were paid in the first quarter of 2023, of which $130.0 million was financed by committed term loan facilities.

6.	DEBT

The Company drew down $65.0 million in April 2022 and $65.0 million in June 2022 under its senior secured term loan facility with DNB to partially finance the delivery of the 2022 built VLCCs, Front Alta and Front Tweed. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility is fully drawn as of December 31, 2022.

In April 2022, the Company entered into a senior secured term loan facility in an amount of up to $104.0 million from Credit Suisse AG to refinance an existing term loan facility with total balloon payments of $91.2 million due in the first quarter of 2023. The new facility has a tenor of six years, carries an interest rate of SOFR plus a margin of 180 basis points, which translates to a LIBOR equivalent margin of 154 basis points based on the three month historic CAS between SOFR and LIBOR of approximately 26 basis points, and has an amortization profile of 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in May 2022.

In July 2022, the Company entered into a senior secured term loan facility in an amount of up to $252.4 million with a number of banks to refinance an existing term loan facility with total balloon payments of $233.4 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of approximately 18 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in August 2022.

In August 2022, the Company drew down $65.0 million under its senior secured term loan facility with ING Bank to partially finance the delivery of the 2022 built VLCC Front Tana. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in August 2022.

In October 2022, the Company entered into a senior secured term loan facility in an amount of up to $34.8 million to refinance an existing term loan facility with total balloon payments of $33.7 million due in the first quarter of 2023. The new facility has a tenor of 5 years, carries an interest rate of SOFR plus a margin of 180 basis points, and has an amortization profile of 20 years commencing on the delivery date from the yard. The existing facility carried an interest rate of LIBOR plus a margin of 190 basis points. The facility was fully drawn down in November 2022.

In October 2022, the Company drew down $65.0 million under its senior secured term loan facility with ABN AMRO Bank N.V to partially finance the delivery of the 2022 built VLCC Front Gaula. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in October 2022.

In November 2022, the Company extended its senior unsecured revolving credit facility of up to $275.0 million with an affiliate of Hemen, by 12 months to May 2024 at an interest rate of 8.50% and otherwise on same terms.

7.	MARKETABLE SECURITIES

On May 28, 2022, the Company announced that it agreed to acquire in privately negotiated share exchange transactions with certain shareholders of Euronav a total of 5,955,705 shares in Euronav, representing 2.95% of the outstanding shares in Euronav, in exchange for a total of 8,337,986 ordinary shares of Frontline. Frontline received the $0.06 dividend that was paid on June 8, 2022, by Euronav in respect of these 5,955,705 shares.

On June 10, 2022, the Company announced that it agreed to acquire in privately negotiated transactions with certain shareholders of Euronav a total of 7,708,908 shares in Euronav, representing 3.82% of the outstanding shares in Euronav, in exchange for a total of 10,753,924 shares in Frontline.

In connection with the above-referenced privately negotiated share exchange transactions, Frontline entered into a share lending arrangement with Hemen to facilitate settlement of such transactions. Pursuant to such arrangement Hemen delivered an aggregate of 19,091,910 Frontline shares to the exchanging Euronav holders in June 2022 and Frontline issued to Hemen the same number of shares of Frontline in full satisfaction of the share lending arrangement in August 2022.

The Company has acquired 13,664,613 shares in Euronav as a result of the above transactions. The transaction price paid to acquire the 13,664,613 Euronav shares was $175.5 million which was the fair value of the 19,091,910 Frontline shares based on the Frontline share price as of the transaction dates. The transaction date fair value of the Euronav shares based on the Euronav share price was $167.7 million which resulted in an unrealized loss on marketable securities of $7.8 million upon the initial recognition of the transactions and a subsequent unrealised loss of $4.7 million in the second quarter of 2022.

The total unrealized gain recognized in the twelve months ended December 31, 2022, was $57.3 million resulting in a carrying value of the shares held in Euronav of $232.8 million as of December 31, 2022.

8.	RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen (the Company's largest shareholder) and companies associated with Hemen have a significant interest: SFL Corporation Ltd. (“SFL”), Seatankers Management Norway AS, Seatankers Management Co. Ltd, Golden Ocean Group Ltd, Alta Trading UK Limited (formerly known as Arcadia Petroleum Limited), Archer Limited, Flex LNG Ltd and Avance Gas and Front Ocean Management Ltd. We also own interests in TFG Marine and Clean Marine AS (through our interest in FMS Holdco) which are accounted for as equity method investments.

As of December 31, 2022, the Company had redelivered the two vessels leased from SFL. Prior to the redelivery of the vessels, contingent rental expense was payable to SFL based on the earnings of these vessels. Contingent rental income recorded in the twelve months ended December 31, 2022, was primarily due to the fact that the profit share expense accrued in the lease obligation payable when the leases were recorded at fair value at the time of Frontline's merger with Frontline 2012 Ltd. was $0.6 million higher than the actual profit share expense payable to SFL, as no profit share was payable for the period.

The Company accounts for its 15% of the share capital of TFG Marine under the equity method and recorded $14.8 million share of results in the twelve months ended December 31, 2022. The Company has also entered into a bunker supply arrangement with TFG Marine, under which it has paid $434.4 million to TFG Marine in the twelve months ended December 31, 2022, and $14.9 million remained due as of December 31, 2022.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily of rental for office space and support staff costs.

See Note 4, Note 6, Note 7 and Note 9 for details regarding other related party transactions and balances.

9.	COMMITMENTS AND CONTINGENCIES

As of December 31, 2022, the Company has agreed to provide a $60.0 million guarantee in respect of the performance of its subsidiaries, and two subsidiaries of an affiliate of Hemen, under a bunker supply arrangement with TFG Marine. As of December 31, 2022, there are no amounts payable under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by the Trafigura Group and becomes payable, Frontline shall pay a pro rata amount based on its share of the equity in TFG Marine. The maximum liability under this guarantee is $6.0 million and there are no amounts payable under this guarantee as at December 31, 2022.

As of December 31, 2022, the Company has committed to the purchase of scrubber equipment from Clean Marine AS, a related party, for two vessels owned by the Company, with a remaining financial commitment of $0.7 million, excluding installation costs, due in 2023. The Company has paid $6.5 million to Clean Marine AS for scrubber equipment in the twelve months ended December 31, 2022.

The Company has entered into two forward bunker purchase arrangements with TFG Marine, a related party, for the delivery of 1,000 MT of low sulphur bunker fuel per month and 1,000 MT of high sulphur bunker fuel per month for delivery in January 2023 to December 2023. The contracts obligate the Company to purchase and take delivery of the physical fuel at a price of $650 per MT of low sulphur bunker fuel and $465 per MT of high sulphur bunker fuel. As of December 31, 2022, the remaining commitments amounted to $13.4 million, all of which is expected to be paid in 2023.

10.	SUBSEQUENT EVENTS

In January 2023, the Company took delivery of the VLCC newbuilding, Front Orkla, from HHI and drew down $65.0 million under its senior secured term loan facility with Crédit Agricole to partially finance the delivery. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 18 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company took delivery of the VLCC newbuilding, Front Tyne, from HHI and drew down $65.0 million under its senior secured term loan facility with KFW to partially finance the delivery. The facility has a tenor of five years, carries an interest rate of LIBOR plus a margin of 170 basis points and has an amortization profile of 20 years commencing on the delivery date from the yard. The facility was fully drawn down in January 2023.

In January 2023, the Company sold the 2009-built VLCC, Front Eminence, and the 2009-built Suezmax tanker, Front Balder, for gross proceeds of approximately $61.0 million and $39.5 million, respectively. The vessels were delivered to new owners in January and February, respectively. After repayment of existing debt on the vessels, the transactions are expected to generate net cash proceeds of approximately $63.8 million, and the Company expects to record a gain on sale of approximately $10.0 million and $2.0 million, respectively, in the first quarter of 2023.

In January 2023 the Company terminated the Combination Agreement with Euronav in accordance with the provisions of the Agreement. On January 18, 2023, Frontline received from Euronav an emergency arbitration request for urgent interim and conservatory measures. On February 7, 2023, the emergency arbitration claims filed by Euronav were fully dismissed by the Emergency Arbitrator and Euronav was ordered to reimburse all costs incurred by Frontline.

On January 28, 2023, Frontline received from Euronav an arbitration request for proceedings on the merits of the termination. Frontline is currently analyzing this request with its legal advisors. Frontline once again confirms that its decision to terminate the combination agreement was entirely lawful.

In February 2023, the Company received $1.4 million in loan repayment and $7.3 million in dividends from TFG Marine.

In February 2023, the Company repaid $60.0 million of its $275.0 million senior unsecured credit facility with an affiliate of Hemen. Up to $125.3 million remains available following the repayment.

APPENDIX I - Non-GAAP measures Reconciliation of adjusted net income (loss)

This press release describes adjusted net income (loss) and related per share amounts, which are not measures prepared in accordance with US GAAP (“non-GAAP”). We believe the non-GAAP financial measures provide investors with a means of analyzing and understanding the Company's ongoing operating performance. The non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.

(in thousands of $)	YTD 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Adjusted net income (loss)
Net income (loss)	472,718	240,034	154,439	47,097	31,148	(11,148)
Add back:
Loss on marketable securities	12,005	—	—	12,005	—	457
Share of losses of associated companies	92	—	—	—	92	789
Unrealized loss on derivatives (1)	1,116	1,116	—	—	—	3,282
Tax expense on received dividends	—	—	—	—	—	4,455
Loss on termination of leases	431	—	—	431	—	—

Less:
Unrealized gain on derivatives (1)	(51,108)	—	(15,757)	(9,217)	(26,134)	(26,544)
Gain on marketable securities	(70,364)	(23,023)	(47,072)	—	(269)	(4,134)
Share of results of associated companies	(14,335)	(2,632)	(5,652)	(6,051)	—	(65)
Amortization of acquired time charters	(2,806)	—	(304)	(1,258)	(1,244)	(5,045)
Gain on sale of vessels	(6,055)	—	—	—	(6,055)	(5,058)
Dividends received	—	—	—	—	—	(17,819)
Gain on settlement of insurance and other claims	(3,998)	—	(2,796)	(840)	(362)	—
Adjusted net income (loss)	337,696	215,495	82,858	42,167	(2,824)	(60,830)
(in thousands)
Weighted average number of ordinary shares	214,011	222,623	222,623	206,965	203,531	198,965
Denominator for diluted earnings (loss) per share	214,011	222,623	222,623	206,965	203,531	198,965

(in $)
Basic earnings (loss) per share	2.21	1.08	0.69	0.23	0.15	(0.06)
Adjusted basic earnings (loss) per share	1.58	0.97	0.37	0.20	(0.01)	(0.31)
Diluted earnings (loss) per share	2.21	1.08	0.69	0.23	0.15	(0.06)
Adjusted diluted earnings (loss) per share	1.58	0.97	0.37	0.20	(0.01)	(0.31)

(1) Adjusted net income (loss) has been revised to only exclude the unrealized gain/loss on derivatives to give effect to the economic benefit/cost provided by our interest rate swap agreements. A reconciliation of the gain/loss on derivatives is as follows:

(in thousands of $)	YTD 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Unrealized gain (loss) on derivatives	49,992	(1,116)	15,757	9,217	26,134	23,262
Interest income (expense) on derivatives	3,631	3,697	1,487	(340)	(1,213)	(5,753)
Gain on derivatives	53,623	2,581	17,244	8,877	24,921	17,509

Reconciliation of Total operating revenues to Time Charter Equivalent and Time Charter Equivalent per day

Consistent with general practice in the shipping industry, we use TCE as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE as operating revenues less voyage expenses and commission, administrative income, finance lease interest income and other non-vessel related income. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

(in thousands of $)	YTD 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Total operating revenues	1,430,208	530,141	382,186	300,440	217,441	749,381

less
Voyage expenses and commission	(605,544)	(177,295)	(173,343)	(141,255)	(113,651)	(392,697)
Other non-vessel items	(12,254)	(1,197)	(4,188)	(4,972)	(1,897)	(19,551)
Total TCE	812,410	351,649	204,655	154,213	101,893	337,133

Time charter equivalent per day

Time charter equivalent per day ("TCE rate" or "TCE per day") represents the weighted average daily TCE income of vessels of different sizes in our fleet

TCE per day is a measure of the average daily income performance. Our method of calculating TCE per day is determined by dividing TCE by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.

Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

	YTD 2022	Q4 2022	Q3 2022	Q2 2022	Q1 2022	FY 2021
Time charter TCE (in thousands of $)
VLCC	—	—	—	—	—	8,235
Suezmax	42,078	613	11,535	17,306	12,624	51,810
LR2	7,921	5,984	1,937	—	—	3,230
Total Time charter TCE	49,999	6,597	13,472	17,306	12,624	63,275

Spot TCE (in thousands of $)
VLCC	211,938	118,110	42,387	26,414	25,027	96,519
Suezmax	313,981	142,630	88,071	50,004	33,276	95,163
LR2	236,492	84,312	60,725	60,489	30,966	82,176
Total Spot TCE	762,411	345,052	191,183	136,907	89,269	273,858

Total TCE	812,410	351,649	204,655	154,213	101,893	337,133

Spot days (available days less offhire days)
VLCC	6,775	1,870	1,698	1,612	1,595	6,305
Suezmax	8,464	2,462	2,141	1,890	1,971	7,901
LR2	6,139	1,433	1,512	1,567	1,627	6,944

Spot TCE per day (in $ per day)
VLCC	31,300	63,200	25,000	16,400	15,700	15,300
Suezmax	37,100	57,900	41,100	26,500	16,900	12,000
LR2	38,500	58,800	40,200	38,600	19,000	11,800

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and per day amounts may not precisely reflect the absolute figures.

Estimated average daily cash breakeven rates

The estimated average daily cash breakeven rates are the daily TCE rates our vessels must earn to cover operating expenses including dry docks, repayments of loans, interest on loans, bareboat hire, time charter hire and net general and administrative expenses for the remainder of the year.

Spot TCE estimates

Spot estimates are provided on a load-to-discharge basis, whereby the Company recognizes revenues over time ratably from commencement of cargo loading until completion of discharge of cargo. The rates reported are for all contracted days up until the last contracted discharge of cargo for each vessel in the quarter. The actual rates to be earned in the first quarter of 2023 will depend on the number of additional days that we can contract, and more importantly the number of additional days that each vessel is laden. Therefore, a high number of ballast days at the end of the quarter will limit the amount of additional revenues to be booked on a load-to-discharge basis. Ballast days are days when a vessel is sailing without cargo and therefore, we are unable to recognize revenues on such days. Furthermore, when a vessel remains uncontracted at the end of the quarter, the Company will recognize certain costs during the uncontracted days up until the end of the period, whereas if a vessel is contracted, then certain costs can be deferred and recognized over the load-to-discharge period. The number of ballast days at the end of the third quarter were 322 for VLCCs, 428 for Suezmax tankers and 174 for LR2/Aframax tankers.

The recognition of revenues on a load-to-discharge basis results in revenues being recognized over fewer days, but at a higher rate for those days. Over the life of a voyage there is no difference in the total revenues and costs to be recognized as compared to a discharge-to-discharge basis.

When expressing TCE per day the Company uses the total available days, net of off hire days and not just the number of days the vessel is laden.